Exhibit 99.5

01YUJC Fold Fold Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Meeting Materials for Celestica Inc. Annual and Special Meeting of Shareholders (Meeting) Meeting Date and Location: When: Thursday, April 25, 2024 Where: Celestica’s headquarters at 9:30 a.m. (EDT) 5140 Yonge Street, Suite 1900, Toronto, Ontario and online via audio-only webcast at https://meetnow.global/MUGXJDC You are receiving this notice because Celestica Inc. is using the notice-and-access procedures permitted under applicable Canadian securities laws to deliver to you its management information circular (Circular) and other Meeting materials (Meeting Materials). We remind you to access and review all of the important information contained in the Circular and the Meeting Materials before voting. Enclosed with this notice is a form of proxy for registered shareholders or a voting instruction form for non-registered shareholders with instructions on how to vote. The Circular and the Meeting Materials are available at: www.celestica.com/shareholder-documents OR www.sedarplus.com OR www.sec.gov How to Obtain a Paper Copy of the Circular and the Meeting Materials Shareholders may request to receive a paper copy of the Circular and the Meeting Materials by mail at no cost. Requests for a paper copy may be made using your Control Number as it appears on your enclosed form of proxy or voting instruction form. To ensure you receive the Circular and the Meeting Materials in advance of the Meeting, all requests must be received no later than April 15, 2024. If you do request the Circular and the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: Request a paper copy of the Circular and the Meeting Materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from outside of North America - (514) 982-8716 and entering your Control Number as indicated on your form of proxy or voting instruction form. To obtain a paper copy of the Circular and the Meeting Materials after the Meeting, please contact 1-877-907-7643 within North America, or direct, from outside of North America - English: 303-562-9305 or French: 303-562-9306. For Holders with a 16 digit Control Number: Request a paper copy of the Circular and the Meeting Materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from outside of North America - English: 303-562-9305 or French: 303-562-9306 and entering your Control Number as indicated on your voting instruction form. To obtain a paper copy of the Circular and the Meeting Materials after the Meeting, please contact 1-877-907-7643 within North America, or direct, from outside of North America - English: 303-562-9305 or French: 303-562-9306

01YUKD Fold Fold Items of Business to be voted on at the Meeting Shareholders will be voting on the following matters at the Meeting: • election of the directors for the ensuing year (see pages 4 to 10 of the Circular) • appointment of the auditor for the ensuing year (see page 36 of the Circular) • authorization of the board of directors to fix the auditor’s remuneration (see page 37 of the Circular) • an advisory resolution on the corporation’s approach to executive compensation (see pages 37 to 38 of the Circular) • approval of articles of amendment of Celestica Inc. (see pages 38 to 39 of the Circular) • confirmation of Celestica Inc.’s amended and restated By-Law 1 (see pages 39 to 40 of the Circular) • any other matters as may properly be brought before the Meeting How to Vote YOU CANNOT VOTE BY RETURNING THIS NOTICE. A form of proxy for registered shareholders or a voting instruction form for non-registered shareholders is included with this notice, and includes instructions on how to vote your shares. Please review the Circular prior to voting.